Exhibit 99.1

TechCreate Group Ltd. Announces Board of Director and Committee Composition Changes

June 01, 2026 9:00 pm EDT

SINGAPORE—(BUSINESS WIRE)— TechCreate Group Ltd. (NYSE American: TCGL) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, announced changes to its board of director and committee structure.

Effective May 31, 2026, Ling Wee Seng will step down from his role as Independent Director and Chairman of the Compensation Committee of the Company. He will be succeeded by existing Chairman of the Audit Committee, Masayuki Tagai, who will now take on an additional role as Chairman of the Compensation Committee.

In connection with these changes, effective May 31, 2026, Lau Kok Fong, the Company’s Chief Technology Officer, will be appointed as an Executive Director. In addition, James Earle Northey, who currently serves as the Company’s Independent Director and Chairman of the Nomination Committee, will be appointed as a member of the Audit Committee, replacing Ling Wee Seng. Weiyee In, who currently serves as an Independent Director and member of the Nomination Committee, will be appointed as a member of the Audit Committee, replacing Heng Hai Lim.

TechCreate CEO Heng Hai Lim commented: “As we continue to strengthen our leadership and governance framework, we are focused on building a team with the experience and expertise necessary to support the Company’s long-term strategic growth. In line with this focus, Lau Kok Fong brings extensive experience across banking technology, payment systems, and financial market infrastructure, along with a strong track record in technology innovation and digital transformation.”

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com